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10026918

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section

FEB 23 2010

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50076

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/09_____ AND ENDING _____12/31/09_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Kingsbridge Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12407 Ridge Road
(No. and Street)

King George _____ VA _____ 22485
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen A. Brown _____ 540-775-3254
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road _____ Abington _____ PA _____ 19001
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

© 2001 ProFormWare/NCS 800-800-3204

OATH OR AFFIRMATION

I, Stephen A. Brown _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kingsbridge Capital Corp. _____ , as of December 31 _____ , 2009, are true and correct.   I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____   _____
                                                                                          Signature

                                                              President
                                                              _____
                                                              Title

_____
                Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

© 2001 ProFormWare/NCS 800-800-3204

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Kingsbridge Capital Corp.

We have audited the accompanying statement of financial condition of Kingsbridge Capital Corp. (the "Company") as of December 31, 2009, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kingsbridge Capital Corp. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 22, 2010

Kingsbridge Capital Corp.
Statement of Financial Condition
December 31, 2009

Assets

Cash in money market accounts	$	9,954
Receivables:		
Commissions		10,500
Total assets	$	20,454

Liabilities and Stockholders' Equity

Liabilities

Commissions payable	$	10,672
Total liabilities		10,672

Commitments and contingent liabilities

Stockholders' Equity:

Common stock, $1.00 par value, authorized - 5,000 shares, issued and outstanding - 5,000 shares	5,000
Additional paid-in capital	1,000
Retained earnings	3,782
Total stockholders' equity	9,782
Total liabilities and stockholders' equity	$ 20,454

The accompanying notes are an integral part of these financial statements.

Kingsbridge Capital Corp.

Statement of Income

For the Year Ended December 31, 2009

Revenue

Commissions and service fees from sale of	$	
registered investment companies and variable annuities		271,995
Dividend income from money market funds		10
Total income		272,005

Expenses

Commissions paid	266,551
Audit fees	5,000
Regulatory fees	445
Total expenses	271,996
Income before taxes on income	9
Income tax expense	-
Net income	$ 9

The accompanying notes are an integral part of these financial statements.

Kingsbridge Capital Corp.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at January 1, 2009	5,000 $	5,000 $	1,000 $	3,773 $	9,773
Net income for the year	-	-	-	9	9
Balances at December 31, 2009	5,000 $	5,000 $	1,000 $	3,782 $	9,782

The accompanying notes are an integral part of these financial statements.

Kingsbridge Capital Corp.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2009

Subordinated borrowings at January 1, 2009	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2009	$	-

The accompanying notes are an integral part of these financial statements.

Kingsbridge Capital Corp.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:		
Net income	$	9
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivables:		
Commissions	(	10,500)
Increase (decrease) in liabilities:		
Commissions payable		10,455
Net cash used in operating activities	(	36)
Net decrease in cash	(	36)
Cash and cash equivalents at beginning of year		9,990
Cash and cash equivalents at end of year	$	9,954
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Kingsbridge Capital Corp.
Notes to Financial Statements
December 31, 2009

---

1. **Organization**

    Kingsbridge Capital Corp. ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the commonwealth of Virginia. It has agreed to limit its business to the sale of registered investment company shares and variable annuities. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. **Summary of Significant Accounting Policies**

    Financial Accounting Standards Board Launches Accounting Standards Codification - The Financial Accounting Standards Board ("FASB") has issued FASB ASC 105 (formerly FASB Statement No. 168), The "FASB Accounting Standards Codification™" and the Hierarchy of Generally Accepted Accounting Principles ("GAAP") ("ASC 105"). ASC 105 established the FASB Accounting Standards Codification™ ("Codification" or "ASC") as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative.

    Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. GAAP is not intended to be changed as a result of the FASB's Codification project, but it will change the way the guidance is organized and presented. As a result, these changes will have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has implemented the Codification as of December 31, 2009.

    The following are the significant accounting policies followed by the Company:

    Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date.

    Income taxes – No provision has been made for income taxes since the Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. The Company is not taxed at the entity level.

Kingsbridge Capital Corp.
Notes to Financial Statements (Continued)
December 31, 2009

2. **Summary of Significant Accounting Policies (Continued)**

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Fair Value - As required by the fair value topic of the FASB Accounting Standards Codification, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The topic also establishes a framework for measuring fair value, and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. The three-tier hierarchy of inputs is summarized below:

Level 1 - quoted prices in active markets for identical investments
Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2009:

Securities Owned:	Level 1	Level 2	Level 3
Money market funds	$ 9,954	$ -	$ -

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions. Management has evaluated subsequent events through February 22, 2010, the date the financial statements were issued.

3. **Computation for Determination of Reserve Requirements**

The Company will operate in accordance with the exemptive provisions of paragraph (k)(1) of SEC Rule 15c3-3. No customer accounts are maintained and transactions are limited to sales and redemption of shares of registered investment companies and/or variable annuities.

Kingsbridge Capital Corp.
Notes to Financial Statements (Continued)
December 31, 2009

___

4.   **Net Capital Requirements**

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009 the Company had net capital and capital requirements of $9,755 and $5,000 (minimum), respectively. The Company's net capital ratio was 1.09 to 1.

5.   **Related Parties**

The two stockholders and officers of the Company are stockholders and officers of King George Capital MGMT, Inc., an investment advisor registered with the commonwealth of Virginia. As such King George Capital MGMT, Inc. is an affiliate of the Company.

Kingsbridge Capital Corp.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009   **Schedule I**

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	9,954
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		9,954
Deductions and/or charges:		
Non-allowable assets:		-
Total non-allowable assets		-
Net Capital before haircuts on securities positions		9,954
Trading and investment securities:		
Other securities		199
Total haircuts		199
Net Capital	$	9,755

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Commissions payable	$	10,672
Total aggregate indebtedness	$	10,672
Percentage of aggregate indebtedness to Net Capital		109%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

Kingsbridge Capital Corp.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009   **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $10,672)	$	711
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	4,755
Excess Net Capital at 1000%	$	8,688

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1
    No material difference exists between the broker's most recent, unaudited,
    Part IIA filing and the Annual Audit Report.

Kingsbridge Capital Corp.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

> No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Kingsbridge Capital Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Kingsbridge Capital Corp. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 22, 2010

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

**Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an
Entity's Claim for Exclusion from Membership in SIPC**

Board of Directors
Kingsbridge Capital Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, related to the Certification of have Exclusion From Membership (Form SIPC-3) filed by Kingsbridge Capital Corp. (the "Company") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below for the year ended December 31, 2009, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2009. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows; compared the total revenues and each revenue classification in the Company's audited financial statements included on Form X-17A-5 for the year ended December 31, 2009 to Certification of Exclusion From Membership (Form SIPC -3) that the Company's business consisted exclusively of the distribution of shares of registered open end investment companies or unit investment trusts, the sale of variable annuities and the business of insurance.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 22, 2010

Sanville & Company

17